

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2024

J. Douglas Ramsey
Chairman and Chief Executive Officer
Breeze Holdings Acquisition Corp.
955 W. John Carpenter Freeway, Suite 100-929
Irving, TX 75039

> **Re: Breeze Holdings Acquisition Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 27, 2024**
> **File No. 001-39718**

Dear J. Douglas Ramsey:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Mathew Saur